JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

SUPPL

19th September 2007

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07026978

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 19th September 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

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[S:\Carrie\VK\shares-repurchase\2007\jmh2k70919 (repurchase).doc/p1]

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Transaction in Own Shares
Released	12:29 19-Sep-07
Number	1135E

JARDINE MATHESON HOLDINGS LIMITED

SHARE REPURCHASE

A total of 322,363 shares were repurchased by Jardine Matheson Holdings Limited ("JMH") at a Strike Price of US$25.00 per share on 19th September 2007 under the Tender Offer to repurchase its own shares.

In accordance with the Bermuda Companies Act, under which JMH is incorporated, these shares are treated as cancelled immediately upon repurchase. Accordingly, following the repurchase and cancellation of 322,363 shares, the issued share capital of JMH is 619,807,159 shares.

The acquisition of shares is made in accordance with the share repurchase guidelines agreed with the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

19th September 2007

www.jardines.com

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